FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 29th of January, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	January 29th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Evan Smith KCSA
972-9-764-5002	212-682-6300
ronitm@m-sys.com	jcorbin@kcsa.com / esmith@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS RECORD FOURTH QUARTER AND FULL-YEAR 2003 REVENUES

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Company returns to profitability for 2003 with Fourth Quarter 2003 Revenues of $ 48.3 Million,
42% higher than Third Quarter 2003 revenues and 134 % higher than Fourth Quarter 2002 revenues

KFAR-SABA, Israel, January 29, 2004 - M-Systems (Nasdaq:  FLSH) today announced financial results for the fourth quarter and year ended December 31, 2003.

For the fourth quarter of 2003, revenues were $ 48.3 million, representing an increase of 42 percent compared to revenues of $ 34.1 million in the third quarter of 2003, and an increase of 134 percent compared to revenues of $ 20.7 million in the fourth quarter of 2002. M-Systems reported a net profit for the quarter ended December 31, 2003 of $ 1.9 million, or $ 0.06 per share, compared to a net profit of $ 0.1 million, or $ 0.00 per share, in the third quarter of 2003, and a net loss of $ 0.9 million, or $ (0.03) per share, in the fourth quarter of 2002.  The Company also reported operating income of $ 0.8 million for the fourth quarter, compared with an operating loss of $ 0.6 million in the third quarter of 2003 and an operating loss of $ 1.5 million in the fourth quarter of 2002. Gross margins for the fourth quarter of 2003 were 25 percent, compared to 27 percent in the third quarter of 2003 and 31 percent in the fourth quarter of 2002.

For the year ended December 31, 2003, revenues increased by 101 percent to $ 130.1 million, compared to revenues of $ 64.8 million in 2002.  The Company reported a net profit of $ 0.9 million, or $ 0.03 per share, for the year ended December 31, 2003, compared to a net loss of $ 5.5 million, or $ (0.20) per share, for the year ended December 31, 2002. Gross margins for the year ended December 31, 2003, were 28 percent, compared to 31 percent in 2002.

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Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said: "The year 2003, and the fourth quarter in particular, marked a breakthrough for M-Systems. We achieved record fourth quarter and annual revenues, improving upon our 2002 performance by more than 100 percent. We view our return to profitability, both for the full year and on a quarterly basis beginning in the third quarter of 2003, as a significant milestone for the Company. The substantial growth we experienced throughout 2003 was driven by our core products, DiskOnKey and Mobile DiskOnChip. The target markets for these products, USB flash drives for DiskOnKey and multimedia mobile handsets for Mobile DiskOnChip, are both still in their early stages, with demand in their respective end markets continuing to grow rapidly. We believe that our early entry into each of these markets and our position as a technological innovator will allow M-Systems to achieve continued growth in the years to come.

"We made progress throughout 2003 to strengthen our position in the market of flash-based data storage solutions. During the second half of the year, we entered into strategic relationships with both Toshiba and Samsung, the leading suppliers of flash memory components in the market. These strategic relationships represent a strong endorsement of our IP, and will allow us to better address the growing demand for our products, as we will benefit from committed capacity at favorable prices. These strategic relationships will enable us to grow our revenues as well as improve our cost structure and gross margins during the coming quarters."

He added, "We ended 2003 with a great deal of momentum and a number of exciting prospects for 2004. Our current projections for the first quarter of 2004 are for revenues of $ 52 million, with earnings per share of $ 0.06. For the full year, we expect revenues to exceed $ 230 million with earnings per share at or above $ 0.40."

Mr. Moran concluded, "M-Systems possesses a unique combination of innovative technology, a strong presence in rapidly growing markets and a strong team of dedicated professionals. We are beginning to reap the rewards of the hard work and investments we have made in the past few years and we are more optimistic than ever with regards to the Company's future."

M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release at 11:00 a.m. U.S. EST today, January 29, 2004. Those who wish to participate may call: (973) 582-2776. The call will also be available live on the Internet at www.kcsa.com and www.m-sys.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from approximately 1:00 p.m. EST, January 29, 2004, until February 2, 2004 at 11:59 p.m. To listen to the replay, please call (973) 341-3080. To access the replay, users will need to enter the following code: 4454194.

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About M-Systems

M-Systems (Nasdaq: FLSH) is an innovator of flash‑based data storage products known as flash disks. M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip.  M-Systems` products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD(TM)) product families.  For more information, please contact M-Systems at www.m-sys.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002

Revenues	$ 48,270	$ 20,657	$ 130,054	$ 64,817
Cost of revenues	36,060	14,209	93,114	44,415

Gross profit	12,210	6,448	36,940	20,402

Operating expenses:
Research and development, net	4,596	3,517	14,714	11,974
Sales and marketing	5,482	3,439	19,419	12,547
General and administrative	1,293	1,041	4,852	4,000

Total operating expenses	11,371	7,997	38,985	28,521

Operating income (loss)	839	(1,549)	(2,045)	(8,119)
Financial income, net	837	666	2,711	2,619

Income (loss) before minority interest in losses of a subsidiary	1,676	(883)	666	(5,500)

Other income, net	131	--	131	--

Minority interest in losses of a subsidiary	47	--	117	--

Net income (loss)	$ 1,854	$ (883)	$ 914	$ (5,500)

Basic net income (loss) per share	$ 0.06	$ (0.03)	$ 0.03	$ (0.20)
Diluted net income (loss) per share	$ 0.06	$ (0.03)	$ 0.03	$ (0.20)

Weighted average number of shares used in computing basic net income (loss) per share	28,983,957	27,028,825	28,178,228	26,953,410
Weighted average number of shares used in computing diluted net income (loss) per share	32,165,167	27,028,825	30,513,485	26,953,410

(Additional Tables to Follow)

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____ 7 ____ M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
	December 31,	September 30,	December 31,
	2003	2003	2002

ASSETS

Cash, cash equivalents, short-term bank deposits and marketable securities	$ 79,807	$ 93,793	$ 94,094
Trade receivables	19,722	12,270	4,920
Other accounts receivable and prepaid expenses	3,162	3,852	1,962
Inventories	45,857	26,354	17,100
Severance pay funds	2,532	2,369	1,763
Long-term investments	11,360	11,083	10,616
Property and equipment, net	17,481	16,808	16,756
Other assets, net	567	580	991

Total assets	$ 180,488	$ 167,109	$ 148,202

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Trade payables	$ 17,785	$ 15,167	$ 8,044
Deferred revenues	11,920	5,761	4,759
Other accounts payable and accrued expenses	6,944	5,971	4,915
Accrued severance pay	3,190	3,022	2,194

Total liabilities	39,839	29,921	19,912

Minority interest	24	71	--

Shareholders equity:
Share capital	8	8	8
Additional paid-in capital	196,808	195,154	185,387
Accumulated deficit	(56,191)	(58,045)	(57,105)

Total shareholders' equity	140,625	137,117	128,290

Total liabilities and shareholders` equity	$ 180,488	$ 167,109	$ 148,202

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